                                                                       Exhibit 4

                         THIS IS AN IMPORTANT DOCUMENT

    IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH THIS BOOKLET, PLEASE CONSULT
                           YOUR PROFESSIONAL ADVISER

                                PART B STATEMENT
                          INFORMATION FOR SHAREHOLDERS

                                OZEMAIL LIMITED
                                ACN 066 387 157

       THIS STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH THE AUSTRALIAN CORPORATIONS LAW. OZEMAIL LIMITED IS ALSO SUBJECT TO UNITED STATES DISCLOSURE REQUIREMENTS. A SCHEDULE 14D-9 PREPARED IN ACCORDANCE WITH THE U.S. SECURITIES
         EXCHANGE ACT OF 1934, AS AMENDED, ACCOMPANIES THIS STATEMENT.

  PART B STATEMENT INCLUDING YOUR DIRECTORS' RECOMMENDATION IN RELATION TO THE
                            OFFER BY UUNET HOLDINGS
              AUSTRALIA PTY LIMITED, A WHOLLY OWNED SUBSIDIARY OF
                      MCI WORLDCOM, INC. OZEMAIL LIMITED'S
                   DIRECTORS UNANIMOUSLY RECOMMEND ACCEPTANCE
                 OF THE OFFER IN THE ABSENCE OF A HIGHER OFFER.

                               Financial Advisers
                         GOLDMAN SACHS AUSTRALIA L.L.C.

                                    CONTENTS

Letter from the Company..............................................          3
Your Directors' Recommendation.......................................          4
Statutory Information................................................          6
Schedule 14D-9....................................................... Appendix A
Form 6-K for the three months ended 30 September 1998................ Appendix B

CONTACTS FOR FURTHER INFORMATION


IN AUSTRALIA:
OZEMAIL GROUP LIMITED

Michael Hughes
Company Secretary
Telephone: (61-2) 9433-2410
Facsimile: (61-2) 9906-8623


GOLDMAN SACHS AUSTRALIA L.L.C.


Craig Simpson
Telephone: (61-2) 9320 1000
Facsimile: (61-2) 9320 1009

IN THE UNITED STATES:
TODD FRIEDMAN AT MORGEN WALKE

Telephone: 1-415-296-7383

  This Statement is given pursuant to Part 6.3 and Part B of Section 750 of the Corporations Law by OzEmail Limited ACN 066 387 157 in response to the Part A Statement received from UUNET Holdings Australia Pty Limited dated 22 December 1998.

                                                                 8 January 1999
                                    [LOGO]
                                   OZEMAIL

To OzEmail Shareholders:

  This letter accompanies OzEmail Limited's Part B Statement in response to the Offer (the "Offer") by UUNET Holdings Australia Pty Limited ("UUNET Australia"), a wholly-owned subsidiary of MCI WORLDCOM, Inc. ("MCI WorldCom") to purchase all of the issued and outstanding Ordinary Shares of OzEmail (the "Ordinary Shares"), including American Depositary Shares (the "ADSs," and together with the Ordinary Shares, the "Securities"), each ADS evidencing ten Ordinary Shares. The offer price is US$2.20 per Ordinary Share (or US$22.00 per ADS), net to the seller in cash.

  For some time, the Directors have been exploring various strategic alternatives for the Company to maximise shareholder value. These alternatives have included raising additional capital to acquire or construct communications infrastructure and entering into strategic alliances with global telecommunications providers.

  On December 12, 1998, OzEmail issued Ordinary Shares to UUNET Australia representing 14.9% of the outstanding Ordinary Shares. UUNET Australia announced the Offer on December 14, 1998. Each of Messrs Howard, Kennedy and Turnbull, who together control approximately 45.7% of the outstanding Ordinary Shares, has stated his intention to accept the Offer.

  YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR ORDINARY SHARES AND ADSS IN THE OFFER, SUBJECT TO NO MORE FAVOURABLE OFFER BEING MADE.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Part B Statement lodged on January 5, 1999 with the Australian Securities and Investments Commission and the Schedule 14D-9, attached thereto, filed on January 7, 1999 with the U.S. Securities and Exchange Commission.

  In addition to the attached Part B Statement and Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, together with related materials, including an Acceptance and Transmittal Form to be used to tender Ordinary Shares and a Letter of Transmittal to be used to tender ADSs. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Ordinary Shares and ADSs.

  Because OzEmail is listed on the Australian Stock Exchange and the ADSs are quoted on the Nasdaq National Market, the enclosed documents differ from customary format and style because they have been prepared to comply with the regulatory requirements of both Australia and the United States. We urge you to read the enclosed material carefully.

  If you are uncertain as to how to respond to the Offer or about its taxation implications you should consult your financial or tax adviser. IN PARTICULAR, SHAREHOLDERS SHOULD CAREFULLY READ THE PROCEDURES CONTAINED IN THE OFFER TO PURCHASE REGARDING THE APPROPRIATE FORMS TO BE COMPLETED IN RESPECT OF UNITED STATES WITHHOLDING TAX, INCLUDING THE LANGUAGE IN BOLD IN THE "INTRODUCTION AND OFFER," SECTION OF THAT DOCUMENT.

  If you have any questions in relation to the above, please do not hesitate to contact any of the people listed on the opposite page.

                                      Sincerely,
                            /s/ Malcolm B. Turnbull
/s/ Sean M. Howard                              MALCOLM B. TURNBULL
          SEAN M. HOWARD                       CHAIRMAN OF THE BOARD
   CHIEF EXECUTIVE OFFICER AND
             DIRECTOR

                THE DIRECTORS OF OZEMAIL UNANIMOUSLY RECOMMEND
  THAT SHAREHOLDERS ACCEPT UUNET AUSTRALIA'S OFFER IN THE ABSENCE OF A HIGHER
                                     OFFER


                DIRECTORS' RECOMMENDATIONS IN RELATION TO OFFER


 . Having considered the terms of the Offer, each of the Directors of OzEmail, namely Mr S Ezzes, Mr S Howard, Mr T Kennedy, Mr D Spence and Mr M Turnbull desires to make, and considers that he is justified in making, a recommendation in relation to the Offer.

 . The Directors unanimously recommend that you accept UUNET Australia's Offer in the absence of a higher offer. The Directors of OzEmail intend to accept the Offer for their own shareholdings in the absence of a higher offer. Further details of each of the reasons are provided below.


WHY YOU SHOULD ACCEPT UUNET AUSTRALIA'S OFFER IN THE ABSENCE OF A HIGHER OFFER


  THE OFFER REPRESENTS AN ATTRACTIVE PREMIUM

   The Offer Price is an approximate 50% premium to the weighted average price of the ADSs quoted on the Nasdaq National Market over the three months prior to UUNET Australia's announcement of the Offer on 14 December 1998. Because of the historic volatility of the price of the ADSs, the Board believes it was necessary to look at a weighted average rather than any single day's trading. In that three month period the ADSs have traded as high as US$25.25 and as low as US$6.88. In addition, as a result of the relatively small size of the Company's public float, the liquidity in the Company's shares has been limited.

  MAXIMISING SHAREHOLDER VALUE

    The industry and markets within which the Company operates are becoming increasingly competitive and are in a state of rapid change and technological development.

    To ensure the long term growth and prosperity of the Company in this environment, the Directors have considered various alternatives for investment in new infrastructure (through acquisition, construction or joint venture) and strategic alliances with other telecommunications providers. The Directors also considered various means of raising new capital to finance those ventures.

    Against this range of possibilities, the Directors consider that the UUNET Australia Offer represents the best available alternative for shareholders to maximise the value of their OzEmail shareholding. In reaching this view the Directors took into account a number of factors including:

    (i) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it remained independent;

    (ii) the strategic alternatives available to the Company and analysis of the viability of and risks associated with such alternatives;

    (iii) the Company's recent history of seeking to finance such strategic alternatives;

  (iv) the likelihood of proposals from other parties of an acquisition or strategic business combination that would be more favourable to the Company and its shareholders than the Offer;

  (v) the strong condition of the stock markets in general, making this an advantageous time for an acquisition transaction;

  (vi) the alternative possibilities of potentially other interested parties in the Internet services and communications industries, regarding a possible strategic alliance, partnership, business combination, acquisition or similar transaction with the Company; and

  (vii) the Company's relatively small size for a publicly-traded company, particularly in the communications industry, consequently placing the Company at a competitive disadvantage with respect to companies having substantially greater financial and other resources.

DISADVANTAGES OF CONTINUING AS A MINORITY SHAREHOLDER:

  UUNET Australia will be in a position to acquire at least 60% of the Company's capital by reason of announced acceptances of its Offer if it waives its 90% acceptance condition. In these circumstances shareholders who do not accept may continue as minority shareholders in OzEmail.

  There are risks and disadvantages of being such a minority shareholder, including:

  (i) the loss of a control premium for their OzEmail shares (the control premium is, broadly, the additional amount a bidder is prepared to pay for shares to obtain control of a company); and

  (ii) possible lack of liquidity and depth in trading of OzEmail shares. It may be more difficult for shareholders to sell their shares at an attractive price.

ABILITY TO WITHDRAW ACCEPTANCES

  During the course of the Offer, there are no restrictions on the ability of the Directors or shareholders to consider other offers, or restrictions on the ability of shareholders to withdraw Securities tendered if another more favourable offer is made. There is, however, no assurance that other offers will be made.

  The foregoing discussion of information and factors considered and given weight by the Company's Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Company's Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company's Board of Directors may have given different weights to different factors.

                             STATUTORY INFORMATION


1. DIRECTORS' ENTITLEMENT IN OZEMAIL

  The number, description and amount of marketable securities of OzEmail to which each Director of OzEmail is entitled (within the meaning of the Corporations Law) are set out below:

                                    BENEFICIALLY HELD   NON-BENEFICIALLY HELD
                                   -------------------- ------------------------
                                     SHARES    OPTIONS    SHARES       OPTIONS
                                   ---------- --------- ----------   -----------
   S. Ezzes.......................    100,000   100,000         --            --
   S. Howard...................... 33,500,000       --          --            --
   T. Kennedy..................... 16,750,000       --          --            --
   D. Spence......................  2,833,000 2,042,600         --            --
   M. Turnbull.................... 16,750,000       --          --            --

2. WHETHER DIRECTORS INTEND TO ACCEPT OFFER

  Each of the Directors of OzEmail by whom, or on whose behalf, shares in OzEmail are held, intends to accept the Offer in respect of those shares in the absence of a higher offer.

3. DIRECTORS' ENTITLEMENT IN UUNET AUSTRALIA

  No Director of OzEmail is entitled (within the meaning of the Corporations
Law) to any marketable securities in UUNET Australia.

4. TRANSACTIONS IN UUNET AUSTRALIA BY OZEMAIL OR ASSOCIATES DURING PREVIOUS FOUR MONTHS

  Neither OzEmail nor any associate of OzEmail has acquired or disposed of shares in UUNET Australia in the period of four months ending on the day immediately before the day on which the Part A Statement was served on OzEmail.

5. TRANSACTIONS IN OZEMAIL BY ASSOCIATES DURING PREVIOUS FOUR MONTHS

  Except as set out below, there have been no acquisitions or disposals of shares in OzEmail by any associate of OzEmail in the period of four months ending on the day immediately before the day on which the Part A Statement was served on OzEmail:

                                              NO. OF                     PRICE
                                         ORDINARY SHARES/                 PER
                                        AMERICAN DEPOSITARY             SHARE OR
   ENTITY                        DATE     SHARES ("ADS")    TRANSACTION   ADS
   ------                      -------- ------------------- ----------- --------
   D.M. Spence................  30/9/98     12,500 ADSs        Sale     US$12.54
   D.M. Spence................ 23/11/98      7,500 ADSs        Sale     US$15.00
   D.M. Spence................ 24/11/98      5,000 ADSs        Sale     US$15.00

7. AUTHORISATION OF PART B STATEMENT

  None of the Directors of OzEmail voted against the resolution authorising this Statement.

8. PROPOSED BENEFITS TO OFFICERS OF OZEMAIL

    8.1 No prescribed benefit (not being an excluded benefit) will or may be given to a person in connection with the retirement of a person from a prescribed office in relation to OzEmail.

    8.2 No prescribed benefit will or may be given to a prescribed person in relation to OzEmail in connection with the transfer of the whole or any part of the undertaking or property of OzEmail.

9. OTHER AGREEMENTS BY DIRECTORS OF OZEMAIL

  Except as set out below, there is no other agreement made between any Director of OzEmail and any other person in connection with or conditional upon the outcome of the Offer.

  Pursuant to the terms of a letter agreement dated 7 August , 1997 (the "Engagement Letter"), the Company retained Goldman Sachs Australia L.L.C. ("Goldman Sachs") to assist the Company as its financial adviser in considering the desirability and feasibility of effecting various strategies for maximising the Company's value to its shareholders, including, among other things, a merger or sale of the Company. The Company has agreed to pay Goldman Sachs a "transaction fee" of 2% of the aggregate value of a transaction (which for purposes of the Engagement Letter means issues, sales or other disposals of securities of the Company) accomplished in one or more transactions, as well as reimbursement for expenses incurred. The transaction fee becomes payable when control of 50% or more of the Company's ordinary shares is acquired. Pursuant to the Engagement Letter, the Company has agreed to indemnify Goldman Sachs and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liability, to which it might be subjected arising out of its engagement as financial adviser. Malcolm Turnbull, the Chairman of the Company's Board of Directors, is also the Chairman and Managing Director of Goldman Sachs and is a partner of the Goldman Sachs Group L.P.

10. INTERESTS OF DIRECTORS OF OZEMAIL IN CONTRACTS WITH UUNET AUSTRALIA

  OzEmail and certain subsidiaries of OzEmail have entered into contracts in the ordinary course of business with related entities of UUNET Australia. Directors of OzEmail may be deemed to have an interest in those contracts. Apart from those set out below, none of the Directors of OzEmail has an interest in any contract entered into by UUNET Australia.

  To support the dial-up Internet access services in Australia of UUNET Technologies, Inc. ("UUNET Technologies"), a related entity of UUNET Australia, since March 1998 OzEmail has provided to UUNET Technologies the following services: (i) purchase and supply of telecommunication services required for connection of customers to terminal servers at various points of presence throughout Australia; (ii) purchase and supply of telecommunication services required for the interconnection of terminal servers at these points of presence back to a central point in Sydney, and (iii) housing of the necessary equipment for such communications services. The parties currently are negotiating a Master Agreement to govern the relationship. UUNET Technologies has become a significant OzEmail customer. As of December 1998, payments to OzEmail for such services totalled approximately US$600,000.

  UUNET Technologies supplies a 6Mbps Internet Access service to Access One Pty Limited, a wholly-owned subsidiary of the Company, at Palo Alto Internet Exchange, California. The service is used as part of the Company's trans-Pacific satellite link for connection of international Internet services to the Company's network in Australia. The fee for this service is US$7,000 per month.

  MCI WorldCom provides a 45 Mbps link facility to the Company between the Palo Alto Internet Exchange and the PanAmSat Earth Station in Napa Valley which is used as part of the Company's trans-Pacific satellite link, for connection of international Internet services to the Company's network in Australia. The fee for this service is US$7,000 per month.

  In addition, OzEmail Interline Pty Limited ("OzEmail Interline"), the Company's Internet telephony subsidiary, from time to time, has had co-location agreements with MCI WorldCom in the United Kingdom and the United States and UUNET Technologies from time to time, has provided OzEmail Interline with connectivity in those two countries.

  In addition, from time to time the management of the Company has discussed with MCI WorldCom the possibility for collaboration with respect to the construction and use of fiber in major Australian central business districts.

11. CHANGES IN OZEMAIL'S FINANCIAL POSITION

  So far as is known to the Directors of OzEmail, the financial position of OzEmail has not materially changed since the date of the last balance sheet sent to shareholders being the balance sheet as at 31 December 1997, except as set out below. The material changes set out below include summaries of information in Appendix B. Holders of Securities should read Appendix B in its entirety.

  (i) On 29 May 1998, the Company's Ordinary Shares were listed on the Australian Stock Exchange Limited ("ASX").

  (ii) On 6 November 1998 OzEmail lodged with the ASX its report for the period ended 30 September 1998. This report was presented in Australian dollars and prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). A copy of that report is Appendix B to this Part B Statement. Material changes in financial position arising from that report are:

  -- for the 9 months ended 30 September 1998, total revenue grew by 104% to A$78,644,000 from A$38,557,000 in the 9 months ended 30 September 1997. The net loss for the 9 months to 30 September 1998 was A$11,210,000 compared to a net loss of A$9,003,000 for the same period in 1997;

  -- in September 1998, the Company recognised an impairment charge of A$1,000,000 in relation to an investment in preferred stock; and

  -- in August 1998, the Company entered into a deed of settlement with Solution 6 Holdings Limited in respect to a working capital adjustment for the acquisition of Access One Pty Limited. The net impact of this settlement resulted in an increase in goodwill arising on consolidation of approximately A$1,340,000.

  It should be noted that for U.S. filing purposes the Company prepares its accounts in accordance with U.S. GAAP, including its report on Form 6-K prepared for the quarter ended 30 September 1998.

  Filings specifically prepared for the ASX are prepared under Australian GAAP. With respect to the accounting treatment for the repurchase of Metro Holding AG's ("Metro") 40% interest in OzEmail Interline, there are significant differences between OzEmail's consolidated balance sheet under U.S. GAAP and Australian GAAP.

  OzEmail regained control of OzEmail Interline in April 1998 when it increased its equity interest to 88% by acquiring Metro's 40% interest. OzEmail has therefore consolidated OzEmail Interline from 15 April 1998, for the purposes of Australian GAAP. OzEmail issued 5,400,000 Ordinary Shares (equivalent to 540,000 ADSs) with a market value of US$2.2125 per share at close of business on 15 April 1998 in consideration for the 40% of shares acquired in OzEmail Interline giving rise to total consideration of A$18,381,000. Metro also agreed to forgive a debt of A$2,043,000 owed by OzEmail Interline. This has been reflected as part of the net cost of the additional 40% interest in OzEmail Interline in OzEmail's balance sheet. On consolidation, these transactions gave rise to goodwill of approximately A$18,976,000.

  Balance sheets prepared under Australian GAAP present information giving effect to the purchase by OzEmail of Metro's 40% interest in OzEmail Interline as if it occurred at 15 April 1998. Metro originally acquired this 40% interest in June 1997 from OzEmail (32%) and Ideata Pty Limited (8%).

  However, for the purposes of U.S. GAAP, as the equity interest in OzEmail Interline held by Metro was repurchased within one year of sale, in accordance with the Securities and Exchange Commission Staff Accounting Bulletin Topic 5-H OzEmail has restated its previously reported quarterly results to reverse the gain recorded on the initial sale of the equity interest in OzEmail Interline. OzEmail has also reversed previously recorded license revenues from Metro recognised in the second quarter of 1997. As a result of the change in ownership under Securities and Exchange Commission Staff Accounting Bulletin Topic 5-H a restatement has also been made to the previously released quarterly results. The impact of this restatement was that the monies received from Metro were treated as deposits pending the issue of shares by OzEmail on 15 April 1998 and no profit was recorded in June 1997 in respect of license fees received or profit on the original sale of the equity interest in OzEmail Interline. This restatement has had the effect of OzEmail reporting for U.S. GAAP purposes a net loss of A$16,768,0000 for the year ended 31 December 1997.

  (iii) On 14 September 1998, OzEmail announced an additional investment in the Southern Cross Cable Consortium to acquire fibre capacity between the United States, New Zealand and Australia. The open commitments relating to the Southern Cross Cable investment are US$41,580,000. Of this amount, US$3.78 million will be due by 28 February 1999, with the balance due when the cable is ready for use, which is expected to be during the year 2000.

  (iv) On 12 December 1998, OzEmail entered into a subscription agreement whereby OzEmail issued 21,863,174 Ordinary Shares to UUNET Australia at a purchase price equal to US$2.00 per share for a total subscription price of US$43,726,384 ("Subscription Agreement"). This represents an aggregate of 14.9% of Ordinary Shares outstanding after such issuance. Pursuant to the Subscription Agreement, the Company agreed further that, for a period of three months from the date of the Subscription Agreement, not to issue and allot any additional Ordinary Shares, except pursuant to existing rights under any employee share option plan of the Company or an exercise of existing options. The Company also agreed that in the event the Offer is terminated or that UUNET Australia does not become entitled to proceed under the Australian Corporations Law to compulsory acquisition of all of the Ordinary Shares, the Company, upon request of UUNET Australia, will file a registration statement under the U.S. Securities Act of 1933, relating to the sale of the Ordinary Shares issued to it under the Subscription Agreement and any other Ordinary Shares acquired by UUNET Australia pursuant to the Offer.

  (v) The Directors of OzEmail are considering various alternatives for enabling employees who hold unvested options to realise the value of such options in connection with the Offer. One of the alternatives under consideration is to provide a procedure for holders of such options to receive a cash payment equal to the difference between the exercise price of the options held by the option holders and the price at which any successful takeover bid for OzEmail proceeds, in exchange for extinguishing the rights attaching to such options. A takeover would mean a takeover scheme or takeover announcement, scheme of arrangement or other circumstance by virtue of which any person becomes the beneficial owner of more than 90% of the issued shares in the capital of OzEmail or such less percentage, greater than

50%, that the Board of Directors determines. If this alternative is adopted OzEmail would incur an expense of approximately A$9.4 million if a takeover were successful.

  (vi) OzEmail has acquired 60% of the capital of SE Network Access Pty Limited, a leading Internet service provider in South Australia with approximately 16,000 customers for an acquisition price of approximately $1.5 million. OzEmail has the option to acquire the remaining 40% at any time within the next 30 months. The exercise price of this option will vary depending on the performance of the business.

  (vii) The Company anticipates that its results for the year ended 31 December 1998 will be consistent with its expectations, except that the Company has incurred one-time expenses in the quarter ended 31 December 1998 in relation to the deferred capital raising.

  (viii) The Company is budgeting approximately A$3.0 million for Year 2000 compliance costs in 1999.

12. OTHER MATERIAL INFORMATION

  There is no other information material to the making of a decision by an offeree whether or not to accept the Offer being information which is known to any of the Directors of OzEmail and which has not previously been disclosed to the holders of Securities, except as set out in this Part B Statement, its appendices, the Part A Statement, its appendices and the Offer, and as set below.

  This Statement has been prepared in accordance with the Australian Corporations Law. OzEmail Limited is also subject to United States disclosure requirements. A Schedule 14D-9 prepared in accordance with the U.S. Securities Exchange Act of 1934, as amended, accompanies this Statement as Appendix A.

  For a full description of UUNET Australia's and MCI WorldCom's intentions with respect to OzEmail, see Section 11 of the Offer to Purchase.

13. INTERPRETATION

  In this Statement, unless the context otherwise requires, words and phrases to which a meaning is given by the Corporations Law have that meaning and, where a special meaning is given for the purposes of Chapter 6 or a provision of Chapter 6 of the Corporations Law, have that special meaning.

DATED 5 January 1999.

  SIGNED for and on behalf of OZEMAIL LIMITED by Sean M. Howard and Malcolm B. Turnbull, being two Directors of OzEmail who are authorised to so sign pursuant to a resolution passed at a meeting of the Directors of OzEmail.

         /s/ Sean M. Howard                      /s/ Malcolm B. Turnbull
-------------------------------------     -------------------------------------
Director                                  Director

                                                                     APPENDIX B

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE QUARTER ENDING SEPTEMBER 30, 1998

                                OZEMAIL LIMITED
                                ACN 066 387 157

                                OZEMAIL CENTRE,
                              39 HERBERT STREET,
                         ST. LEONARDS NEW SOUTH WALES
                                2065 AUSTRALIA
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              FORM 20-F  X                         FORM 40-F

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 YES                                   NO  X

                   FOR THE QUARTER ENDED SEPTEMBER 30, 1998

                                     INDEX

PART I. FINANCIAL INFORMATION

ITEM 1

    Condensed Consolidated Interim Financial Statements

    Condensed Consolidated Balance Sheet as of December 31, 1997 and September 30, 1998.

    Condensed Consolidated Statement of Operations for the Three Months Ended September 30, 1997 and 1998 and for the Nine Months Ended September 1997 and 1998.

    Condensed Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 1997 and 1998.

    Notes to Condensed Consolidated Interim Financial Statements

    ITEM 2

    Management's Discussion and Analysis of Financial Condition and Results of Operations

    SIGNATURES

                                OZEMAIL LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1998
                                                     ------------ -------------
                       ASSETS
Current assets:
  Cash and cash equivalents.........................   A$51,614      A$14,732
  Restricted term deposits..........................        --          2,797
  Accounts receivable--trade, net of allowances of
   A$889 and A$3,524, respectively..................      8,427        15,653
  Other receivables.................................      2,363            21
  Current investments...............................        --            305
  Income tax receivable.............................        --          1,679
  Other current assets..............................      2,520         1,884
                                                      ---------     ---------
    Total current assets............................     64,924        37,071
  Plant and equipment, net..........................     27,179        31,255
  Non-current investments...........................      1,559           535
  Goodwill and other intangibles....................     19,839        23,484
  Non-current restricted term deposits..............        --          4,230
  Net deferred tax assets...........................        285         1,717
  Other non-current assets..........................        --          3,559
                                                      ---------     ---------
    Total assets....................................  A$113,786     A$101,851
                                                      =========     =========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   A$19,936      A$22,010
  Deferred consideration............................      4,407           --
  Current portion of financing--lease liability.....      3,836         4,393
  Short term loan--due to Metro.....................      2,043           --
  Accrued expenses and other liabilities............      7,513         6,674
  Deposits under agreements with Metro..............     18,686           --
  Income taxes payable..............................      3,776           --
                                                      ---------     ---------
    Total current liabilities.......................     60,197        33,077
Non-current portion of financing--lease liability...      4,423         2,198
                                                      ---------     ---------
    Total liabilities...............................     64,620        35,275
                                                      ---------     ---------
Minority equity interest............................        --            808
Commitments and contingencies (Note 11).............        --            --
Shareholders' equity:
  Ordinary Shares, 1,250,000,000 shares authorized;
   111,000,010 and 124,819,500 shares issued and
   outstanding, respectively........................        444           499
  Additional paid-in capital........................     64,636        95,257
  Accumulated deficit...............................    (15,916)      (27,126)
  Dividends.........................................        --         (2,858)
  Other comprehensive income (loss), net............          2            (4)
                                                      ---------     ---------
    Total shareholders' equity......................     49,166        65,768
                                                      ---------     ---------
Total liabilities and shareholders' equity..........  A$113,786     A$101,851
                                                      =========     =========

  The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                OZEMAIL LIMITED

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                   THREE MONTHS ENDED     NINE MONTHS ENDED
                                      SEPTEMBER 30,         SEPTEMBER 30,
                                   --------------------  --------------------
                                     1997       1998       1997       1998
                                   ---------  ---------  ---------  ---------
Net revenues...................... A$ 14,728  A$ 29,210  A$ 38,557  A$ 78,644
Costs and expenses:
  Cost of revenues--network
   operations and support.........     3,967      7,350     10,976     19,890
  Cost of revenues--communications
   and other......................     4,440     11,363     12,490     30,615
  Sales and marketing.............     3,845      5,959      9,617     16,432
  Product development.............     1,852      1,875      6,945      5,128
  General and administrative......     1,429      4,898      6,373     14,875
  Amortization of goodwill and
   other intangibles..............       --       1,282        --       3,772
                                   ---------  ---------  ---------  ---------
    Total costs and expenses......    15,533     32,727     46,401     90,712
                                   ---------  ---------  ---------  ---------
Loss from operations..............      (805)    (3,517)    (7,844)   (12,068)
Other income (expense):
  Foreign exchange gain (loss),
   net ...........................      (116)        62       (112)       297
  Interest income.................       859        239      2,354      1,025
  Other income (expense), net.....        59       (508)       612       (283)
  Interest expense................       (96)      (135)      (219)      (464)
                                   ---------  ---------  ---------  ---------
Loss before provision for income
 taxes and minority equity
 interest.........................       (99)    (3,859)    (5,209)   (11,493)
Income tax (expense) benefit......      (299)       169     (3,794)       270
Minority equity interest..........       --          13        --          13
                                   ---------  ---------  ---------  ---------
Net loss.......................... A$   (398) A$ (3,677) A$((9,003) A$(11,210)
                                   =========  =========  =========  =========
Basic loss per ordinary share..... A$ (0.004) A$ (0.030) A$ (0.087) A$ (0.093)
                                   =========  =========  =========  =========
Diluted loss per ordinary share... A$ (0.004) A$ (0.030) A$ (0.087) A$ (0.093)
                                   =========  =========  =========  =========
Weighted average ordinary shares
 and share equivalents
  --Basic.........................   103,663    124,509    103,555    120,497
                                   =========  =========  =========  =========
  --Diluted.......................   103,663    124,509    103,555    120,497
                                   =========  =========  =========  =========
Basic loss per ADS................ A$ (0.042) A$ (0.295) A$ (0.870) A$ (0.930)
                                   =========  =========  =========  =========
Diluted loss per ADS.............. A$ (0.042) A$ (0.295) A$ (0.870) A$ (0.930)
                                   =========  =========  =========  =========


  The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                OZEMAIL LIMITED

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           -------------------
                                                             1997      1998
                                                           --------  ---------
Cash flows from operating activities:
  Net loss................................................ A$(9,003) A$(11,210)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization...........................    5,244     14,484
  Allowance for bad and doubtful accounts.................      652      2,476
  Assets written off......................................      578      1,000
  Write back of provisions and expenses incurred..........     (556)      (374)
  Loss/(gain) on disposal of plant and equipment..........       44         (9)
  Minority interest in PowerUp............................      --         (13)
  Profit on sale of shares................................      --        (205)
  Compensation expense on employee options................      --          31
  Gain on sale of investment in Softbank Interactive
   Marketing..............................................     (775)       --
Changes in assets and liabilities net of effects from
 purchase of Camtech and PowerUp:
  Accounts receivable.....................................   (2,714)    (9,247)
  Restricted term deposits................................      --      (1,500)
  Other current assets....................................       38       (238)
  Accounts payable........................................    1,083        604
  Accrued expenses and other current liabilities .........      623     (1,571)
Increase/(decrease) in income taxes payable/receivable,
 net......................................................    3,690     (5,814)
Increase in deferred income taxes.........................       29     (1,048)
                                                           --------  ---------
Net cash used in operating activities.....................   (1,067)   (12,634)
                                                           --------  ---------
Cash flows from investing activities:
  Sale of plant and equipment.............................       37         34
  Sale of non current investment..........................      --          24
  Purchase of plant and equipment.........................   (9,729)   (13,329)
  Deposits under agreements with Metro....................   18,686        --
  Purchase of trade names.................................      --         (86)
  Deposit payment for Southern Cross Cable................      --      (3,558)
  Payment to acquire an additional 20% interest in
   Voyager................................................      --        (861)
  Cash acquired on the acquisition of PowerUp, net of cash
   paid...................................................      --          96
  Proceeds on redemption of options in Solution 6, net of
   payment for options exercised..........................      --       1,143
  Cash received on settlement of Solution 6 working
   capital adjustment.....................................      --       1,210
  Payments for restricted term deposits related to
   infrastructure purchases...............................      --      (4,230)
  Distribution to minority shareholders...................     (896)       --
                                                           --------  ---------
Net cash provided by/(used in) investing activities.......    8,098    (19,557)
                                                           --------  ---------

  The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                OZEMAIL LIMITED

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            -------------------
                                                              1997      1998
                                                            --------  ---------
Cash flows from financing activities:
  Net proceeds from sale and leaseback transactions.......  A$ 5,000  A$    --
  Payments under finance lease obligations................    (1,622)    (3,237)
  Payment of dividends....................................       --      (2,858)
  Payments for restricted term deposits under finance
   lease obligations......................................       --      (1,297)
  Proceeds from common stock issued upon exercise of
   options................................................       --       2,719
  Proceeds from issuance of ordinary shares...............        99        --
  Proceeds from bank overdraft............................       221        --
                                                            --------  ---------
Net cash provided by/(used in) financing activities.......     3,698     (4,673)
                                                            --------  ---------
Effect of exchange rate changes...........................        (1)       (18)
                                                            --------  ---------
Increase/(decrease) in cash...............................    10,728    (36,882)
Cash and cash equivalents at the beginning of the period..    44,615     51,614
                                                            --------  ---------
Cash at the end of the period.............................  A$55,343  A$ 14,732
                                                            ========  =========


  The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                OZEMAIL LIMITED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                       (DOLLARS AND SHARES IN THOUSANDS)
                                  (UNAUDITED)

                                                       RETAINED               OTHER   TOTAL
                                          ADDITIONAL   EARNINGS              COMPRE-  SHARE-
                                           PAID-IN   (ACCUMULATED            HENSIVE HOLDERS'
                          SHARES  DOLLARS  CAPITAL     DEFICIT)   DIVIDENDS  INCOME   EQUITY
                          ------- ------- ---------- ------------ ---------  ------- --------
Balance at December 31,
 1997...................  111,000  A$444   A$64,636   A$(15,916)  A$   --     A$ 2   A$49,166
Issuance of Ordinary
 Shares as part of
 Purchase of OzEmail
 Interline..............    5,400     22     19,863         --         --      --      19,885
Issuance of Ordinary
 Shares as part of
 Purchase of Camtech SA
 Pty Limited............    1,103      4      2,773         --         --      --       2,777
Common stock issued upon
 exercise of options....    4,138     17      2,702         --         --      --       2,719
Payment of dividends....      --     --         --          --      (2,858)    --      (2,858)
Other comprehensive
 income.................      --     --         --          --         --       (6)        (6)
Issuance of Ordinary
 Shares as part of
 Purchase of Power Up
 Pty Limited............      379      1        887         --         --      --         888
Issuance of Ordinary
 Shares as part of
 Purchase of Access One
 Pty Limited............    2,800     11      4,396         --         --      --       4,407
Net (loss)..............      --     --         --      (11,210)       --      --     (11,210)
                          -------  -----   --------   ---------   --------    ----   --------
Balance at September 30,
 1998...................  124,820  A$499   A$95,257   A$(27,126)  A$(2,858)   A$(4)  A$65,768
                          =======  =====   ========   =========   ========    ====   ========



  The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                OZEMAIL LIMITED

  NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIALSTATEMENTS (UNAUDITED)

NOTE 1--THE COMPANY

 The Company

  OzEmail Limited (the "Company" or "OzEmail") and its subsidiaries provide Internet access and other value added services in Australia and New Zealand.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of presentation

  The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and in accordance with Article 10 of Regulation S-X. The condensed balance sheet as of December 31, 1997 and September 30, 1998, the condensed statement of operations for the three and nine months ended September 30, 1997 and 1998, and the condensed statement of cash flows for the nine months ended September 30, 1997 and 1998 have been prepared by the Company, and have not been audited. In the opinion of management, these interim financial statements reflect all adjustments, consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows of the Company at September 30, 1998, and for all periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in financial statements and related footnotes prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be reviewed in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

  The results for the three and nine month period ended September 30, 1998, are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1998, or any future period.

  The Company conducts most of its business in Australian dollars. Amounts included in the financial statements and in notes herein are in Australian dollars and referenced as "A$." References to "US$" are to United States dollars and references to "NZ$" are to New Zealand dollars.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Principles of consolidation

  The Consolidated Financial Statements include the accounts of OzEmail and its controlled subsidiaries: Voyager; Access One; OzEmail Interline; OzEmail Fax Investments; OzEmail West; OzEmail Technologies; Web Wide Media; Cyber Publications and PowerUp. All intercompany accounts and transactions have been eliminated.

                                OZEMAIL LIMITED

             NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL
                      STATEMENTS (UNAUDITED)--(CONTINUED)


  Losses in excess of minority interest in consolidated subsidiaries are fully provided for by the Company.

 Business Combinations

  Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their estimated fair value at the date of acquisition.

 Revenue recognition

  The Company's net revenues consist primarily of hourly connect time and monthly user charges for access to the Internet and are recognized over the period such services are rendered, if collection of the resulting receivable is deemed probable and provided no significant obligations remain outstanding. Net revenues also include charges for one-time Internet registration; sales of the Company's value added services; set-up and establishment fees; refiler fees; and advertising revenues received from the provision of online content. Revenues from registration, set-up and establishment fees are recognized at the time registration, set-up and establishment services are completed and related software, hardware and other services are delivered or provided. Revenues for product sales and related Internet services are recognized as products and services are delivered or rendered.

  The Company has also derived revenues from: license fees for licensing of the Internet telephony service offering network affiliates and in respect to the timed charges for the provision of the OzEmail Phone Internet telephony service in Australia.

  In conjunction with providing hourly and monthly Internet access, the Company provides free telephone technical support to its customers. Costs of these services are expensed in the period incurred to match the related revenues recognized from access to the Internet.

 Cost of revenues

  The Company segregates its cost of revenues into two categories: "network operations and support" and "communications and other."

  Cost of revenues--network operations and support includes: technical and customer support staff; network and equipment maintenance and support; depreciation expense on network equipment; amortization of capitalized telecommunication installation costs and applicable overhead costs.

  Cost of revenues--communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations; and cost of other products sold by the Company.

 Earnings per share

  Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below (information has also been provided for Basic and Diluted earnings per ADS) (dollars and shares in thousands, except earnings per share data):

                                OZEMAIL LIMITED

             NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL
                      STATEMENTS (UNAUDITED)--(CONTINUED)


                                       THREE MONTHS           NINE MONTHS
                                    ENDED SEPTEMBER 30,   ENDED SEPTEMBER 30,
                                    --------------------  --------------------
                                      1997       1998       1997       1998
                                    ---------  ---------  ---------  ---------
                                                (IN THOUSANDS)
Numerator
Net loss..........................  A$   (398) A$ (3,677) A$ (9,003) A$(11,210)
                                    =========  =========  =========  =========
Denominator for basic earnings per
 ordinary share
Weighted ordinary shares..........    103,663    124,509    103,555    120,497
Weighted contingently issuable
 ordinary shares..................        --         --         --         --
                                    ---------  ---------  ---------  ---------
                                      103,663    124,509    103,555    120,497
                                    =========  =========  =========  =========
Effect of dilutive securities.....        --         --         --         --
                                    ---------  ---------  ---------  ---------
Denominator for diluted earnings
 per ordinary share...............    103,663    124,509    103,555    120,497
                                    =========  =========  =========  =========
Loss per ordinary share
  Basic...........................  A$ (0.004) A$ (0.030) A$ (0.087) A$ (0.093)
                                    =========  =========  =========  =========
  Diluted.........................  A$ (0.004) A$ (0.030) A$ (0.087) A$ (0.093)
                                    =========  =========  =========  =========
Loss per ADS (1 ADS is equivalent
 to 10 ordinary shares):
  Basic...........................  A$ (0.042) A$ (0.295) A$ (0.870) A$ (0.930)
                                    =========  =========  =========  =========
  Diluted.........................  A$ (0.042) A$ (0.295) A$ (0.870) A$ (0.930)
                                    =========  =========  =========  =========
Loss per ADS (1 ADS is equivalent
 to 10 ordinary shares):
  Basic...........................  US$(0.030) US$(0.176) US$(0.593) US$(0.554)
                                    =========  =========  =========  =========
  Diluted.........................  US$(0.030) US$(0.176) US$(0.593) US$(0.554)
                                    =========  =========  =========  =========

  Net loss used in the computation of basic and diluted earnings per share is not affected by the assumed issuance of stock under the Company's stock plans and is therefore the same under both calculations.

  Options to purchase approximately 8,554,000 and 5,948,000 Ordinary Shares were outstanding for the three months ended September 30, 1997 and 1998, respectively, but were excluded from the respective computation of diluted earnings per share because the Company was in a net loss position during this period and to include these options would be anti-dilutive.

 Goodwill and other intangibles

  Goodwill consists of the excess of cost over estimated fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are primarily amortized over 5 years. In the third quarter of 1998, amortization costs associated with goodwill and intangibles was A$1,282,000. The Company periodically evaluates the carrying value of goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such circumstances arise, the Company would use an estimate of the undiscounted value of expected future operating cash flows to determine whether goodwill and intangibles are recoverable. If the review indicates that goodwill or intangibles will not be recoverable, the associated asset will be reduced to its estimated recoverable value in the respective period.

                                OZEMAIL LIMITED

             NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL
                      STATEMENTS (UNAUDITED)--(CONTINUED)


 Dividends

  Any dividend payments made by the Company would, under the Australian Corporations Law, be limited to the Company's aggregate of amounts available for distribution, which aggregated A$3,840,000 at December 31, 1997 as determined under the Australian Corporations Law. The Directors of the Company declared a fully franked dividend of A$0.025 per share (A$0.25 per ADS) with an Australian ex-dividend date of March 26, 1998 and an Australian dividend payable date of March 27, 1998. The dividend was payable in Australian dollars to those holders of Ordinary Shares. The Bank of New York, as depository for the Company's ADS facility is responsible for distributing the dividend to holders of ADSs in the US dollar equivalent of the Australian dollar payment. The Bank of New York, as depositary set the ex-dividend date for holders of ADSs as March 21, 1998 American Eastern Standard time, with a dividend payable date of April 6, 1998 American Eastern Standard time.

 Recent accounting pronouncements

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will be required to adopt both statements for the year ending December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has adopted SFAS 130 for the purposes of these financial statements in this Form 6-K. The adoption of this standard did not have a significant impact on the Company's financial statements and related disclosures as net income is not currently materially different from comprehensive income of the Company. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131 for the year ending December 31, 1998.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This Statement of Position (SOP) provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires that computer software costs that are incurred in the preliminary project stage, as defined by the standard, should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) and certain other costs incurred when developing computer software for internal use should be capitalized. The Company has adopted this standard in the first quarter of 1998 the impact of which was not material.

HEDGING

  On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and

                                OZEMAIL LIMITED

             NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL
                      STATEMENTS (UNAUDITED)--(CONTINUED)

Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after January 1, 2000 for the Company. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. From time to time the Company has entered, and in the future, may enter into foreign currency contracts. It is the Company's stated policy not to enter into swaps, derivatives or other speculative securities for speculative purposes. The policy further requires Board approval for expenditures in excess of US$500,000 for hedging activities, and the approval of the Chief Financial Officer and either the President or Chief Executive Officer for expenditures that are less than US$500,000 but more than US$50,000. As of December 31, 1997 and September 30, 1998 there were no outstanding derivative instruments. As the future level of derivative instruments that the Company will enter into is unknown, the Company has not yet determined the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

NOTE 3--RESTRICTED TERM DEPOSITS

  As at September 30, 1998, the Company had A$2,797,000 and A$4,230,000 of cash held in current and non-current restricted term deposits, respectively, as a condition of various telecommunication related agreements. The term deposits classified as a non-current asset are denominated in US dollars totaling US$2,520,000 and will not be available for use by the Company for at least twelve months.

NOTE 4--PLANT AND EQUIPMENT

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1998
                                                     ------------ -------------
                                                           (IN THOUSANDS)
Plant and equipment consisted of the following:
  Telecommunications plant and equipment............   A$11,619     A$18,903
  Telecommunications plant and equipment under
   finance lease....................................      6,522        7,104
  Computer equipment................................     13,112       17,474
  Computer equipment under finance lease............      3,739        4,827
  Furniture and fittings............................      1,746        2,682
  Leasehold improvements............................      1,917        2,359
                                                       --------     --------
                                                         38,655       53,349
Accumulated depreciation and amortization...........    (11,476)     (22,094)
                                                       --------     --------
Net plant and equipment.............................   A$27,179     A$31,255
                                                       ========     ========

NOTE 5--ACQUISITIONS

  On May 8, 1998, the Company signed a binding heads of agreement to acquire 55% of the share capital of PowerUp Pty Limited ("PowerUp"), an Internet Service Provider ("ISP"), based in Queensland, after PowerUp acquired the assets of Topten Pty Limited ("Topten", formerly known as WebCentral Pty Limited), a web hosting business based in Queensland which was controlled by the directors of PowerUp. The Company signed a variation agreement on August 31, 1998 to finalize the transaction and, on this date, issued 37,879 American Depository shares, ("ADS"), and paid an amount of A$666,666 in return for 55% of the share capital of PowerUp.

                                OZEMAIL LIMITED

             NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL
                      STATEMENTS (UNAUDITED)--(CONTINUED)

NOTE 6--INTERNATIONAL TRANSMISSION CAPACITY

  On September 8, 1998 the Company, by a wholly owned subsidiary, entered into a deed with Southern Cross Cables Limited ("SX") to obtain capacity through an indefeasible right of use ("IRU") of a fiber optic submarine cable network which is being built to link Australia, New Zealand and the United States (the "Cable") for consideration totaling US$44,100,000. As part of the deed, the Company has acquired IRUs for 3.5 T-3 blocks. The capacity of each T-3 is 45Mbps.

  Pursuant to the agreement, the Company was required to pay a discounted part prepayment of US$2,217,000 that has been included in other non-current assets in the accompanying September 30, 1998 Condensed Consolidated Balance Sheet. The Company was also required to provide a bank guarantee of US$2,520,000 and this amount is held in a non-current restricted term deposit as of September 30, 1998 (Note 3). As of September 30, 1998, the open commitments relating to this agreement were US$41,580,000. Of this amount, US$3,780,000 will be due by February 29, 1999 as either an irrevocable standby letter of credit or a further part payment. The balance will be due upon the Cable's ready for service date ("RFS") anticipated to be by the beginning of the year 2000. The term of the agreement expires on the 15th anniversary of the RFS date, however, it may be extended for a maximum of an additional five years at the option of the Company.

NOTE 7--INCOME TAXES

  Income before provision for income taxes in the third quarter of 1998 includes A$1,578,000 of losses relating to OzEmail Interline and A$275,000 of losses relating to the New Zealand operations of Voyager.

  Both OzEmail Interline and Voyager have incurred losses since their formation. As of September 30, 1998, the Company had A$10,540,000 and A$3,508,000 of net operating loss carryforwards associated with the OzEmail Interline and Voyager operations, respectively. These loss carryforwards are available to reduce future taxable income of either entity without any time limitation. However, the loss carryforwards will expire in the event of a change of ownership in these entities of greater than 51%. Management believes that the weight of available evidence indicates that it is more likely than not that these operations will not be able to utilize the net operating loss carryforwards, and thus a full valuation allowance of A$3,794,000 and A$1,263,000 has been recorded at September 30, 1998 with respect to OzEmail Interline and Voyager losses, respectively. If future evidence indicates that the Company will be likely to be able to utilize these operations' net operating loss carryforwards in future years, the valuation allowance will be reduced with a corresponding credit to the Company's tax expense. The Australian corporate tax rate is a flat rate of 36%.

NOTE 8--EQUITY

  On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved the issuance of up to an additional 50,000,000 new shares in connection with potential equity capital raising. If the Company does not issue such new shares within three months of the general meeting, it may be required to obtain a new shareholder approval for the issuance of shares in excess of 15% of the outstanding share capital of the Company. As of September 30, 1998 there were 124,819,500 Ordinary Shares issued and outstanding,

                                OZEMAIL LIMITED

             NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL
                      STATEMENTS (UNAUDITED)--(CONTINUED)

including 2,800,000 Ordinary Shares issued to Solution 6 Holdings Limited ("Solution 6") and 378,790 Ordinary Shares issued to the directors of PowerUp. Limitations on foreign shareholdings requires the Company to obtain Foreign Investment Review Board (the "FIRB") approval for the issuance of new equity. The Company has sought approval from the FIRB for the issuance of up to 75,000,000 new shares. Any changed circumstances may require the Company to seek further review from the FIRB.

  On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved various amendments to the 1996 Employee Stock Option Plan (the "Plan"). These amendments were to remove directors from eligibility under the Plan, to change the maximum number of ordinary shares which may be issued over the term of the Plan to 13,000,000 from 6,500,000 and to specify that any options issued under the Plan will be issued on terms that comply with the applicable ASX Listing Rules.

  In June 1998, the Directors approved a grant of 500,000 options to an employee to acquire 500,000 Ordinary Shares (equivalent to 50,000 ADSs) under the Plan at an exercise price approximately 12% below the fair market value of the Company's common stock at date of grant. Of these options, 50% vest in the option holder on March 31, 1999 and 50% vest on March 31, 2000. The charge to compensation expense during the third quarter of 1998 was $31,000.

  In January 1998, a total of 1,080,000 options to acquire 1,080,000 Ordinary Shares under the Plan were granted to employees at an exercise price equal to the fair market value of the Company's common stock at the date of grant. Of these options, 50% vest in the option holders on December 31, 1998, and 50% vest on December 31, 1999.

NOTE 9--OTHER INCOME AND EXPENSES

  An impairment charge of A$1,000,000 was recognised in relation to an investment in preferred stock. The Directors are continuing to evaluate the remaining carrying amount of A$535,000 for impairment. In September 1998, Solution 6 redeemed 4,060,000 options held by OzEmail in Solution 6 at an amount of A$0.30 per option, resulting in a cash receipt of A$1,218,000 and a realised profit of A$219,000. OzEmail became the holder of shares in Data Advantage Limited as part of the demutualisation of the Credit Reference Association of Australia ("CRAA"). These shares were subsequently sold resulting in a gain of A$205,000 being recorded in September 1998.

NOTE 10--CAPITAL COMMITMENTS

  As at September 30, 1998 the Company had open commitments of A$3,966,000 relating to the purchase of various items of communications equipment, computer hardware and software.

  As of September 30, 1998, the open commitments relating to the Southern Cross Cable agreement were US$41,580,000. Of this amount, US$3,780,000 will be due by February 29, 1999 as either an irrevocable standby letter of credit or a further part payment. The balance will be due upon the Cable's ready for service date, ("RFS"), anticipated to be by the beginning of the year 2000. The term of the agreement expires on the 15th anniversary of the RFS date, however, it may be extended for a maximum of an additional five years at the option of the Company. See Note 6 to the Interim Consolidated Financial Statements.

                                OZEMAIL LIMITED

             NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL
                      STATEMENTS (UNAUDITED)--(CONTINUED)


NOTE 11--CONTINGENCIES

 Litigation

  Prior to September 1998 OzEmail owned an 80% equity interest in Voyager, with the remaining 20% equity interest held by the Minority Shareholders of Voyager. OzEmail and the Minority Shareholders were parties to a Shareholders' Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On January 2, 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September, 1997, in the High Court of New Zealand for recovery of the share sale price. On September 11, 1998, the High Court ruled in favor of the Minority Shareholders and ruled that the Company must purchase the shares from the Minority Shareholders for NZ$1,010,000 (A$861,000) which includes interest from the date of the commencement of the proceedings. The Company purchased these shares on September 28, 1998. The Directors have determined that of this amount, A$589,000 is to represent the acquisition of the Minority Shareholders 20% interest in the share capital at fair value. The balance of A$272,000 was offset against amounts previously provided by the Company in relation to the settlement of the case.

  On August 27, 1998 OzEmail and Solution 6 Holdings Limited ("Solution 6") entered into a deed to settle a working capital adjustment in connection with the Company's acquisition of Access One in November 1997. As part of the deed, Solution 6 paid an amount of A$1,210,000 to OzEmail in final settlement of the working capital adjustment.

  From time to time, the Company has received, and may in the future receive, notice of claims by other parties against the Company. As of the date of this Form 6-K, the Company is not a party to any other legal proceedings, and is not aware of any other pending or threatened proceedings the outcome of which, in the opinion of management, would have a material adverse impact on the Company's business, results of operations or financial condition.

NOTE 12--SUBSEQUENT EVENT

  On November 2, 1998 the Directors approved a grant of 4,184,000 options to various employees to acquire 4,184,000 Ordinary Shares (equivalent to 418,400
ADSs) under the 1996 Plan. The exercise price of the options was US$1.07 per Ordinary Share which was above the market value of the Company's Ordinary Shares at the date of grant. Of these options, 50% vest in the option holder on October 31, 1999 and 50% vest on October 31, 2000. The options expire on November 1, 2003.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

  Certain statements contained in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended which are subject to the "safe harbor" created by such legislation. These statements include statements regarding the intent, belief or current expectations of the Company or its management, which are affected by a number of things including (i) user demand for Internet access and services, including IP telephony, (ii) competition and the ability of the Company to retain its Internet service customers and obtain new customers for existing and proposed communications services in the face of strong and increasing competition, (iii) pricing changes in the services offered by the Company and its competitors, (iv) access to telecommunications transmission capacity supplied by telecommunications carriers and any cost increases associated with the supply of such capacity, (v) new service introductions by the Company and its competitors, (vi) delays or expense in obtaining necessary equipment for its existing and any proposed businesses, (vii) changes in and obsolescence of technology, (viii) capital expenditures and other costs relating to the maintenance and expansion of existing and any new operations,
(ix) demand for increased and different products and services in the telecommunications industry generally, (x) economic conditions in the Internet access and service industries and, more generally, the telecommunications industry, (xi) general economic conditions, particularly in Australia, and
(xii) other factors discussed herein. Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as the date hereof.

  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. OzEmail cautions readers that a number of important factors, including those described above, could cause actual results or events to differ materially from the intentions, beliefs or expectations expressed in such forward-looking statements or that the intentions, beliefs or expectations expressed will not be achieved. OzEmail cautions readers that the foregoing list of factors is not exhaustive.

  OzEmail undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including without limitation, changes in the Company's business, competitive position or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

OVERVIEW

  The Company is the leading provider of comprehensive Internet services in Australia (in terms of active customer accounts) providing services to residential, educational, government and business customers, ranging from low-cost dial-up to high performance continuous access services integrating the Company's ISDN capabilities and its consulting expertise. The Company's is also considering a number of options under each business plan which represent a significant proposed change in its business, the Company believes that its financial condition and results of operations for prior years may not be necessarily indicative of the Company's future financial condition or results of operations. The Company expects that it may initially incur operating losses with respect to certain proposed communications infrastructure projects, and that such projects will require substantial capital expenditures. No assurances can be given that the Company will be able to implement and manage successfully all or any portion of its new business plans.

  Since its inception in 1994, the Company's net revenue base has consisted primarily of hourly connect-time and monthly user charges for Internet access. Since 1995, the Company has identified the need to broaden its revenue base to cater to the specific needs of the residential, business, educational and government customer sectors, given the increasing level of price competition in the Australian Internet service industry. As a consequence, revenues from services such as ISDN and permanent modem connectivity to business, educational and governmental customers and web hosting and advertising revenue from the provision of value-added content to residential, business, educational and governmental customers have represented, and are expected to represent, an increasing percentage of total revenues.

  In the 1998 year to date, the Company has taken a number of steps in order to enhance its position in the Australian, Internet service market and in the Internet telephony sector. The Company is currently pursuing several communications infrastructure projects designed to reduce costs and expand its service offerings to existing and new customers, particularly high margin business customers. Such steps have included:

  .a flat rate pricing plan marketed as OzMegaSaver for $44.95 per month;

  . the introduction of prepaid phone cards by OzEmail to allow users to place telephone calls over the internet from existing tone dial telephones;

  . the offering of a new service called MyMail which is a web-based e-mail service available from anywhere on the Internet;

  . the release of SouthernX which is an Australian and New Zealand e-mail address directory;

  . the release of Chaos Music Market, an on-line music catalogue with over 230,000 titles available on line enabling secure preview and purchase of music;

  . the release of itravel, a Web-based travel service that enables Internet users to research, plan, book and pay for all their travel arrangements online;

  . the Company was chosen by Apple Computer Australia in September 1998 as the only pre-installed Internet service provider for the Australian release of iMac;

  . the release of Chat City, a Web-based interactive service that allows Internet users to chat real-time across the Internet; and

  . the release of Answers explore which is a web based navigation and directory service.

  The Company has also sought to increase its position in the Australian market through strategic acquisitions of Internet service operations with a strong regional presence or a strong presence in markets in which the Company seeks to improve its positioning. In November 1997, the Company acquired Access One from Solution 6. The Company paid A$5,000,000 and agreed to issue 10,000,000 Ordinary Shares with an estimated fair value of A$15,740,000 to Solution 6. On March 31, 1998, the Company acquired the Internet access business assets and liabilities from Camtech an ISP in South Australia. The consideration for the acquisition will be equal to two-thirds of Camtech's revenues over the twelve months from March 31, 1998. The immediate payment to Camtech was 1,103,240 Ordinary Shares valued at approximately A$2,777,000 at US$16.53 per ADS. On May 8, 1998, the Company signed a binding heads of agreement to acquire 55% of the share capital of PowerUp an ISP, based in Queensland, after PowerUp acquired the assets of Topten, a web hosting business based in Queensland which was controlled by the directors of PowerUp. The Company signed a variation agreement on August 31, 1998 to finalize the transaction and, on this date, issued 37,879 ADS's, and paid an amount of A$666,666 in return for 55% of the share capital of PowerUp.

  The Company's revenues are recognized over the period that the related services are rendered. Most residential customers are automatically charged via credit cards on a monthly basis. Business customers have the option to receive monthly statements. In response to its exposure to credit card fraud or malpractice, the Company states revenues net of estimated credit card chargebacks. Australian banks have up to 180 days to issue a chargeback to mail order or telephone order merchants. As a result, the Company largely bears the risk of credit card fraud. The Company also maintains an allowance for bad accounts receivable. Actual bad debt expenses do not include credit card chargebacks.

  Net revenues also include amounts for one-time Internet registration charges, sales of the Company's value-added services, set-up and establishment fees, and advertising revenues received through the provision of online content. Revenues from registration, set-up and establishment fees are recognized at the time such services are completed and related software, hardware and other services are delivered and provided. Revenues associated with other activities are recognized as services are rendered and products are delivered. The Company also derives revenues from fees for the licensing of OzEmail Interline's IP telephony services to network affiliates, refiler fees, management and support fees from network affiliates and in respect of the time charges and other fees for the provision of VoIP offerings by OzEmail in Australia.

  As a result of increased competition in the Australian Internet access and services industry, the Company launched new frequent user plans in December 1996 for residential and business customers who regularly access the Internet. These plans have resulted in reductions in the average selling price of the Company's Internet access services. However, OzEmail was able to retain its Australian peak connect-time charges at A$5.00 and an increase in average monthly usage per customer through the nine months to September 1998. The current industry environment continues to be very dynamic and competitive. As a result of increasing competition in the Internet access and services industry in Australia and New Zealand, including the entry of America Online in Australia in October 1998, the Company expects to encounter significant pricing pressure, which in turn could result in further reductions in the average selling price of the Company's services and has resulted in the development of a flat pricing initiative for Internet access. Commencing with users of 56 kbps modems, in May 1998, the Company launched "OzMegaSaver", a fixed monthly fee unlimited access pricing plan offered to Australian credit card customers. The introduction of this plan and other reductions in pricing structures may result in further reductions in the average selling price for the Company's services. Further, the costs associated with such plans may increase in the short-term. The impact of such price reductions, or any future price reductions, on the Company's revenues or operating results cannot be definitively ascertained due to the variety of factors affecting the Company's revenues. However, if recent or future average selling price reductions do not generate sufficient increases in the number of customers or in hourly Internet usage and the Company is not able to compensate for such lost revenues with revenues received from its growing educational, government and business customer base, the Company's operating results could be adversely affected. The Company expects average revenues received from educational, government and business customers will be greater than average revenues received from dial-up customers, as the range of services offered to educational, government and business customers increases and as such customers become more dependent on the Internet for the transfer of information.

  Net access revenue will also be significantly affected by demand for Internet access services. User demand for Internet access services generally is a function of content provided and technology available to distribute and disseminate information. Although the Company continues to develop and obtain licenses for content and is continuously evaluating technological developments, if user demand for Internet services fails to grow, or grows more slowly than anticipated, the Company's results of operations would be adversely affected.

  The Company has historically experienced a decrease in demand during Australia and New Zealand's summer months in December, January and February of each year. There can be no assurance that the Company's results in any future year will not be negatively affected by such trends.

  Network operations and support costs as a percentage of revenues are primarily related to the expansion of the Company's customer base. The most significant element of network operations costs is the personnel costs associated with the Company's technical services and customer support staff. The Company intends to continue to expand its technical support and customer service operations to support the Company's growing active customer base and maintain the Company's market position as a premium provider of Internet connectivity solutions. Accordingly, such costs can be expected to increase in absolute terms and remain relatively stable as a percentage of net revenues.

  Communications costs, particularly with respect to transmitting data from overseas, principally the United States, to Australia, comprise a major component of the Company's operating costs and the Company has been active in initiating ways of reducing such costs. Such costs have historically comprised an increasing percentage of revenues as a result of more information being disseminated through the Internet. The Company has taken steps to offset the increase in charges through the increased use of proxy servers, the use of satellite links, the anticipated new use of alternative international links (such as the Southern Cross Cable), rationalization of Access One's bandwidth and systems, and new contractual arrangements with Telstra and Optus, the primary telecommunications service providers in Australia. The Company commenced satellite transmission in the first half of 1998 to download data transmitted from the United States. The Company expects to be using the satellite at full capacity in the fourth quarter. The Company is also purchasing IRUs from Southern Cross to acquire bandwidth capacity between the United States, Australia and New Zealand. The Company expects to be able to use this cable for service during the second quarter of 2000. Communication charges increased in the first quarter of 1998 as a result of the inclusion of costs (primarily international) related to Access One bandwidth that was in excess of usage requirements. This excess bandwidth was reduced in February 1998. The Company expects that it will be able to further decrease communication costs as a percentage of revenue as the backbones of Access One and OzEmail are rationalized. Also, in June 1998 the Company entered into an agreement with Telstra for the migrating of traffic from Access One's and OzEmail's existing networks to a single new ATM network for both companies, at substantial cost savings. In addition, in May 1998, Telstra and OzEmail entered into an interconnect agreement pursuant to which data between the two companies' Internet networks will be transmitted, generating communications cost savings to the Company. The Company has entered into interconnect agreements with other ISP's and expects to enter into additional such agreements in the future.

  Sales and marketing expenses include: salaries, wages and related costs associated with sales and marketing personnel; promotional expenses; expenses related to the provision of the Company's online services; and allocable overheads. To the extent competition increases, the Company expects that sales and marketing expenses may increase.

  Prior to 1998 product development expenses had been increasing significantly both in absolute terms and as a percentage of revenues. This increase was primarily attributable to product development costs associated with the Company's IP telephony service offering. Although the Company is in the process of developing other related products and services, such product development costs have begun to decrease in absolute terms and as a percentage of revenues since the commencement of the roll-out of IP telephony products by network affiliates of OzEmail Interline.

  General and administrative costs increased as a percentage of revenues in 1998 as compared to 1997. The increase is primarily attributable to the hiring of additional staff to manage and implement new services such as OzEmail Interline, and increases in bad and doubtful debt provisions. The Company has also expanded its corporate reporting, billing and credit control personnel levels since its inception in line with revenue and active customer account growth. The Company believes that potential additional acquisitions of ISPs and anticipated growth in revenue from OzEmail Interline will allow it to spread its corporate overhead over a larger revenue base. The anticipated increases in absolute terms are expected to arise from increased personnel resulting from acquisitions and increases in revenues and active customer accounts.

  In conjunction with the acquisition of Access One, the Company accrued a liability in the amount of A$965,000, to cover the anticipated costs of the rationalization of Access One's network and the reduction of certain Access One personnel performing duplicative tasks. The acquisition of Access One has had a negative impact on the Company's profitability in the nine months to September 30, 1998 because the Company incurred costs associated with the rationalization and integration of Access One's network with OzEmail's network, in addition to the amounts accrued. However, the Company has begun and intends to continue creating efficiencies that it believes can be generated through the elimination of duplicated infrastructure between OzEmail and Access One and the rationalization of excess bandwidth capacity used for transmission of data from the United States.

RESULTS OF OPERATIONS

  The following table sets forth consolidated operating results of the Company as a percentage of net revenues for the periods indicated:

                                                THREE MONTHS     NINE MONTHS
                                                   ENDED            ENDED
                                               SEPTEMBER 30,    SEPTEMBER 30,
                                               ---------------  --------------
                                                1997    1998     1997    1998
                                               ------  -------  ------  ------
Net revenues..................................    100%     100%    100%    100%
Costs and expenses:
  Cost of revenues--network operations and
   support....................................   26.9     25.2    28.5    25.3
  Cost of revenues--communications and other..   30.1     38.9    32.4    38.9
  Sales and marketing.........................   26.1     20.4    24.9    20.9
  Product development.........................   12.6      6.4    18.0     6.5
  General and administrative..................    9.7     16.8    16.5    18.9
  Amortization of goodwill and other
   intangibles................................    0.0      4.4     0.0     4.8
                                               ------  -------  ------  ------
    Total costs and expenses..................  105.4    112.1   120.3   115.3
                                               ------  -------  ------  ------
Loss from operations..........................   (5.4)   (12.1)  (20.3)  (15.3)
Foreign exchange gain (loss), net.............   (0.8)     0.2    (0.3)    0.4
Interest income (expense), net................    5.2      0.4     5.5     0.7
Other income (expense), net...................    0.4     (1.7)    1.6    (0.4)
                                               ------  -------  ------  ------
Loss before provision for income taxes........   (0.6)   (13.2)  (13.5)  (14.6)
                                               ------  -------  ------  ------
Net loss......................................  (2.7)%  (12.6)% (23.3)% (14.3)%
                                               ======  =======  ======  ======

 Three Months Ended September 30, 1998 Compared to Three Months Ended September 30, 1997

  Net Revenues: Total net revenues grew by 98.3% to A$29,210,000 in the third quarter of 1998 from A$14,728,000 in the third quarter of 1997. The increase in net revenues was attributable to the inclusion of Access One sales revenue following its acquisition in November 1997; the inclusion of Camtech sales revenue following the acquisition by the Company of the Camtech ISP business in March 1998 and the inclusion of PowerUp sales revenue following its acquisition in August 1998. The increase in net revenues was also attributable to: growth in the number of active business and residential customers using the Company's services and increases in billable hours; and increased revenue from the usage of ISDN connections and permanent modems. As of September 30, 1998, the Company's active customer base consisted of approximately 247,700 active customer accounts as compared to approximately 127,200 active customer accounts as at September 30, 1997.

  Cost of Revenues--Network Operations and Support. Cost of revenues--network operations and support includes costs related to technical and customer support staff; network and equipment maintenance and support; depreciation, amortisation and operating lease rental expense on network equipment; amortization of capitalized telecommunication installation costs; and applicable overhead costs. Cost of revenues--network operations and support increased 85.3% to A$7,350,000 in the third quarter of 1998 from A$3,967,000 in the third quarter of 1997, but decreased as a percentage of net revenues to 25.2% from 26.9%. The increase in cost of revenues in absolute terms was primarily attributable to: network operations and support costs following the Company's acquisition of Access One in November 1997; an increase in infrastructure costs and associated maintenance, depreciation and amortisation charges; and increased staffing costs as a result of expansion of the Company's customer support staff in order to enhance the level of customer service and meet the subscription growth of the Company. The decrease in cost of revenues--network operations and support as a percentage of net revenues was primarily attributable to economies of scale achieved by subsidiaries that have been acquired or have commenced accruing revenue since September 30, 1997, particularly through Access One, which has lower technical support and customer support staffing levels than OzEmail because of its mix of customers.

  Cost of Revenues--Communications and Other. Cost of revenues--communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations, refiler fees; and cost of other products sold by the Company. Cost of revenues--communications and other increased 155.9% to A$11,363,000 in the third quarter of 1998 from A$4,440,000 in the third quarter of 1997, and increased as a percentage of net revenues to 38.9% from 30.1%, respectively. The increase in cost of revenues--communications and other in absolute terms was primarily attributable to: the acquisition of Access One, increased usage of the Internet by active customer accounts; increased megabyte usage due to the adoption of higher-speed modems by the Company's active customer accounts, increases in permanent modem connections; increases in customer numbers and expansion of the host system. The introduction of a flat rate pricing structure and increases in the number of and usage by users, has resulted in a twofold increase in average megabytes per dial-up subscriber compared to the quarter ended September 30, 1997. Since the first quarter of 1998, the Company has taken various steps to reduce communications costs; which include the use of satellite transmission, the rationalisation of excess bandwidth capacity and entering into interconnect agreements. These infrastructure initiatives have resulted in cost of revenues--communications and other to decrease as a percentage of revenues since the first quarter of 1998 despite the increases in megabyte usage over this time.

  Sales and Marketing. Sales and marketing expenses include: sales and marketing personnel; promotional expenses; expenses related to the provision of the Company's online content services; and allocable overheads. Specific marketing costs include advertising, co-operative disk bundling with computer hardware and modem manufacturers and retailers, computer fairs and registration starter disks. Sales and marketing expenses increased 55.0% to A$5,959,000 in the third quarter of 1998 from A$3,845,000 in the third quarter of 1997, but decreased as a percentage of net revenues to 20.4% from 26.1%, respectively. The increase in sales and marketing expenses in absolute terms was primarily attributable to an increase in the cost of salaries and wages related to the hiring of additional sales staff. The decrease in sales and marketing expenses in percentage terms was attributable to achieving economies of scale in sales and marketing activities on the acquisition of subsidiaries, particularly Access One.

  Product Development. Product development expenses include: development of the OzEmail Interline Internet telephony related products/software; research and development costs; salaries of engineering staff; and allocable overheads. Product development expenses increased slightly to A$1,875,000 in the third quarter of 1998 from A$1,852,000 in the third quarter of 1997, and decreased as a percentage of net revenues to 6.4% from 12.6%. The decrease in product development costs was primarily attributable to significant amounts spent on the development of OzEmail Interline technologies during 1997.

  General and Administrative. General and administrative expenses include: expenses related to administrative staff; depreciation of non-network equipment; travel expenses of management; allocable overheads; and allowance for bad and doubtful accounts and bank charges. General and administrative expenses increased 242.8% to A$4,898,000 in the third quarter of 1998 from A$1,429,000 in the third quarter of 1997, and increased as a percentage of net revenues to 16.8% from 9.7%. The increase in general and administrative expenses was primarily attributable to: hiring of additional staff; an increase in the provision for doubtful debts, consulting costs on the proposed capital raising and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

  Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles relates to the excess of cost over estimated fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are amortized over five years. Amortization of goodwill and other intangibles of A$1,282,000 recorded in the third quarter of 1998 primarily related to the acquisition of Access One and Camtech.

  Foreign exchange gain, net. Foreign exchange gains increased to A$62,000 in the third quarter of 1998 from a loss of A$116,000 in the third quarter of 1997. The increase is a result of the conversion to Australian dollars of monies held in US dollar bank accounts.

  Interest Income (Expense), Net. Interest income decreased to A$239,000 in the third quarter of 1998 from A$859,000 in the third quarter of 1997. The decrease was primarily attributable to a decrease in short-term Australian interest rates and a reduction in cash balances in the third quarter of 1998 as compared to the third quarter of 1997. Interest expense, increased to A$135,000 in the third quarter of 1998 from A$96,000, in the third quarter of 1997 primarily due to an increase in the outstanding capital leases in the quarter ended September 30, 1998 compared to the quarter ended September 30, 1997.

  Other Income (Expense), Net. Other expense of A$508,000 in 1998 related primarily to an impairment charge of A$1,000,000 in relation to an investment in preferred stock. This was offset by a gain of A$205,000 on the sale of shares and a gain of A$219,000 on the redemption of options in Solution 6.

  Income Taxes. The Company recorded tax benefit of A$169,000 in the third quarter of 1998 compared to a tax expense of A$299,000 in the third quarter of 1997. The reduction is due to booking OzWest tax losses and tax adjustments resulting from the lodging of the tax returns for the year ended 31 December 1997.

  Minority Interest. A minority interest on consolidation of A$13,000 was recorded in the third quarter of 1998 due to the acquisition of a 55% controlling interest in the share capital of PowerUp who recorded a loss from the date of acquisition to September 30, 1998.

  Net Loss. The net loss for the third quarter of 1998 increased to A$3,677,000 from A$398,000 in the third quarter of 1997, representing an increase of A$3,279,000. The increase in the net loss is primarily attributable to goodwill amortisation on the acquisition of Access One and Camtech of A$1,282,000 and increased general and administrative costs due to additional staff, increases in the provision for doubtful debts and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

 Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

  Net Revenues: Total net revenues grew by 104.0% to A$78,644,000 in the nine months to September 1998 from A$38,557,000 in the nine months to September 1997. The increase in revenues was attributable primarily to the inclusion of Access One sales revenue following its acquisition in November 1997, the inclusion of Camtech sales revenue; which was acquired on March 31, 1998 and the inclusion of PowerUp sales revenue, which was acquired on 31 August 1998. The increase in net revenues was also attributable to growth in the number of active enterprise and residential customers using the Company's services and increases in billable hours; and increased revenue from the usage of ISDN connections and permanent modems. As of September 30, 1998, the Company's active customer base consisted of approximately 247,700 active customer accounts as compared to approximately 127,200 active customer accounts as at September 30, 1997.

  Cost of Revenues--Network Operations and Support. Cost of revenues--network operations and support increased 81.2% to A$19,890,000 in the nine months to September 30, 1998 from A$10,976,000 in the nine months to September 30, 1997, but decreased as a percentage of net revenues to 25.3% from 28.5%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: inclusion of Access One network operations and support costs following the Company's acquisition of Access One in November 1997; an increase in infrastructure costs and associated maintenance, depreciation and amortisation charges and increased staffing costs as a result of expansion of the Company's customer support staff in order to enhance the level of customer service and meet the subscription growth of the Company. The decrease in cost of revenues--network operations and support as a percentage of net revenues was primarily attributable to economies of scale achieved by subsidiaries that have been acquired or have commenced accruing revenue since June 30, 1997, particularly through Access One, which has lower technical support and customer support staffing levels than OzEmail because of its customer mix.

  Cost of Revenues--Communications and Other. Cost of revenues--communications and other increased 145.1% to A$30,615,000 in the nine months to September 30, 1998 from A$12,490,000 in the nine months to September 30, 1997, and increased as a percentage of net revenues to 38.9% from 32.4%, respectively. The increase in cost of revenues was primarily attributable to: the acquisition of Access One, increased usage of the Internet by active customer accounts; increased megabyte usage due to the adoption of higher-speed modems by the Company's active customer accounts, increases in permanent modem connections; increases in customer numbers and inclusion of Access One communications costs that include dedicated leased bandwidth capacity to the United States that was in excess of usage requirements. The introduction of a flat rate pricing structure and increases in the number of and usage by users has resulted in a twofold increase in average megabytes per dial-up subscriber compared to the nine months to September 30, 1997. Since the first quarter of 1998, the Company has taken various steps to reduce communications costs; which include the use of satellite transmission, the rationalisation of excess bandwidth capacity and entering into interconnect agreements. These infrastructure initiatives have resulted in cost of revenues--communications and other as a percentage of revenues to remain constant with the six months to June 30, 1998 despite the increases in megabyte usage over this time.

  Sales and Marketing. Sales and marketing expenses increased 70.9% to A$16,432,000 in the nine months to September 30, 1998 from A$9,617,000 in the nine months to September 30, 1997, but decreased as a percentage of net revenues to 20.9% from 24.9%, respectively. The increase in sales and marketing expenses in absolute terms was primarily attributable to an increase in the cost of salaries and wages related to the hiring of additional sales staff and additional amounts spent in the second quarter of 1998 in anticipation of the arrival of a major competitor which occurred in the third quarter of 1998. The decrease in sales and marketing expenses in percentage terms was attributable to achieving economies of scale in sales and marketing activities on the acquisition of subsidiaries, particularly Access One.

  Product Development. Product development expenses decreased to A$5,128,000 in the nine months to September 30, 1998 from A$6,945,000 in the nine months to September 30, 1997, and decreased as a percentage of net revenues to 6.5% from 18.0%, respectively. The decrease in product development costs was primarily attributable to significant amounts spent on the development of OzEmail Interline technologies during 1997.

  General and Administrative. General and administrative expenses increased 133.5% to A$14,875,000 in the nine months to September 30, 1998 from A$6,373,000 in the nine months to September 30, 1997, and increased as a percentage of net revenues to 18.9% from 16.5%, respectively. The increase in general and administrative expenses was primarily attributable to: hiring of additional staff; increases in the provision for doubtful debts; listing costs associated with completing a compliance listing on the Australian Stock Exchange in May 1998; ("ASX"); legal and consulting costs on the proposed capital raising and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

  Amortisation of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles of A$3,772,000 recorded in the nine months to September 30, 1998 primarily related to the acquisition of Access One and the Internet business of Camtech.

  Foreign exchange gain, net. Foreign exchange gains increased to A$297,000 in the nine months to September 30, 1998 from a loss of A$112,000 in the nine months to September 30, 1998. The increase is a result of the conversion to Australian dollars of monies held in US dollar bank accounts.

  Interest Income (Expense), Net. Interest income decreased to A$1,025,000 in the nine months to September 30, 1998 from A$2,354,000 in the nine months to September 30, 1997. The decrease was primarily attributable to a decrease in short-term Australian interest rates and a reduction in cash balances in the nine months to September 30, 1998 as compared to the nine months to September 30, 1997. Interest expense, increased to A$464,000 in the nine months to September 30, 1998 from A$219,000, in the nine months to September 30, 1997 primarily due to an increase in the outstanding capital leases over the period.

  Other Income (Expense), Net. Other expense increased to A$283,000 in the nine months to September 30, 1998 from other income of A$612,000 in the nine months to September 30, 1997. Other income in the nine months to September 30, 1997 included a profit of A$775,000 from the sale of the Company's Web Wide Media business. Other expense in the nine months to September 30, 1998 included an impairment charge of A$1,000,000 in relation to an investment in preferred stock. This was offset by a gain of A$205,000 on the sale of shares, a gain of A$219,000 on the redemption of options by Solution Six and the recognition of a deferred profit from the sale and lease-back of assets in the nine months to September 30, 1998 of A$190,000.

  Income Taxes. The Company recorded a tax benefit of A$270,000 in the nine months to September 30, 1998 compared to tax expense of A$3,794,000 in the nine months to September 30, 1997. The reduction in income tax expense is primarily due to the sale of the licence to Metro in the second quarter of 1997 being taxable under Australian Taxation law.

  Minority Interest. A minority interest on consolidation of A$13,000 was recorded in September 1998 due to the acquisition of a 55% controlling interest in the share capital of PowerUp.

  Net loss. Net loss increased to A$11,210,000 in the nine months to September 30, 1998 from A$9,003,000 in the nine months to September 30, 1997. Excluding the effect of income taxes, net loss increased 120.6%. This is primarily attributable to goodwill amortisation on the acquisition of Access One and Camtech of A$1,282,000 and increased general and administrative costs due to additional staff, increases in the provision for doubtful debts and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations to date through cash flow from operations, shareholder loans, capital leases and the issuance of equity securities. During the nine-month period ended September 30, 1998, the Company's Internet access business partially funded the continued development of OzEmail Interline and the on-going rationalization of Access One's operations with that of OzEmail.

  Net cash flows used in operating activities in the nine months to September 30, 1998 totaled A$12,634,000 compared to net cash flows used in operating activities of A$1,067,000 in the nine months to September 30, 1997. The increase in net cash flows used in operating activities in the nine months to September 30, 1998 as compared to the nine months to September 30, 1997 is primarily attributable to: tax payments of A$6,012,000 relating to the tax year ended December 31, 1997; A$10,000,000 utilized to reduce an accrual for communications costs and increased costs associated with the continual development of OzEmail Interline. This was offset by an increase in the addback of non-cash charges such as depreciation and amortisation and increases in the amount set aside to the provision for doubtful debts.

  Net cash flows used in investing activities in the nine months to September 30, 1998 totaled A$19,557,000 as compared to net cash flows used in investing activities of A$10,588,000, (excluding A$18,686,000 of cash received in 1997 related to the Metro transactions), in the nine months to September 30, 1997. The increase in net cash flows used in investing activities in the nine months to September 30, 1998 is due to a deposit of A$3,558,000 in connection with the purchase of IRU capacity in the Southern Cross Cable, A$4,230,000 of investments in restricted term deposits related to infrastructure purchases, a payment of A$861,000 for the remaining 20% of share capital in Voyager and increases in the acquisition of capital equipment of A$3,600,000 to upgrade existing hardware and expand the range of services offered by the Company. This has been offset to some extent by A$1,210,000 received on the settlement of the working capital adjustment with Solution 6 and A$1,143,000 received on the redemption of options by Solution 6, net of options exercised.

  Net cash flows used in financing activities totaled A$4,673,000 in the nine months to September 30, 1998, as compared to net cash flows provided by financing activities of A$3,698,000 in the nine months to September 30, 1997. The increase in net cash flows used in financing activities in the nine months to September 30, 1998 was primarily attributable to the payment of dividends; and increases in payments made under capital lease obligations which require an amount of A$1,297,000 equivalent to the outstanding lease liability at September 30, 1998 to be placed in a restricted term deposit, offset in part by proceeds received on the exercise of options by a Director and employees of the Company. Proceeds from a sale and leaseback transaction totaling A$5,000,000 were received in the nine months ended September 30, 1997. No such transaction was entered into in the nine months ended September 30, 1998.

  The Company believes that its cash and cash equivalents of A$14,732,000, which excludes amounts held in restricted term deposits of A$7,027,000, as at September 30, 1998 will be sufficient to meet its presently anticipated working capital requirements. In connection with its contemplated business plans to participate in communications infrastructure projects, the Company is considering bank financing which may be used to make the February payment of A$3,780,000 for its acquisition of an IRU in the Southern Cross Cable. The Company announced in August of this year a proposed capital raising of up to US$250,000,000 in the form of equity and debt. As a result of changed market conditions since this announcement, the Company has decided to defer the proposed capital raising, but is considering various options to finance and pursue certain of the projects contained in it's business plans, including capital raisings, if and when market conditions make such an option practical. There can be no assurance that the Company will be able to obtain the funds necessary to finance the open commitments of A$41,580,000 for its acquisition of an IRU in the Southern Cross Cable, or other communications infrastructure activities, on terms favourable to the Company, or at all. As a result, the Company may be required to reduce the scope and/or change the nature of its plans to pursue communications infrastructure related activities.

  On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved the issuance of up to an additional 50,000,000 new shares in connection with potential equity capital raising. If the Company does not issue such new shares within three months of the general meeting, it may be required to obtain a new shareholder approval for the issuance of shares in excess of 15% of the outstanding share capital of the Company. As of September 30, 1998 there were 124,819,500 Ordinary Shares issued and outstanding, including 2,800,000 Ordinary Shares issued to Solution 6 Holdings Limited ("Solution 6") and 378,790 Ordinary Shares issued to the directors of PowerUp. Limitations on foreign shareholdings requires the Company to obtain Foreign Investment Review Board (the "FIRB") approval for the issuance of new equity. The Company has sought approval from the FIRB for the issuance of up to 75,000,000 new shares. Any changed circumstances may require the Company to seek further review from the FIRB.

  On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved various amendments to the 1996 Employee Stock Option Plan (the

"Plan"). These amendments were to remove directors from eligibility under the Plan, to change the maximum number of ordinary shares which may be issued over the term of the Plan to 13,000,000 from 6,500,000 and to specify that any options issued under the Plan will be issued on terms that comply with the applicable ASX Listing Rules.

  This report does not constitute an offer of securities. Any offering of securities will be made by means of a prospectus. In the future, the Company may also seek to expand its operations by making acquisitions or entering into joint ventures or licensing agreements in domestic or international markets, which may require additional capital. Entrance into certain countries or markets could require a significant commitment of resources, which could in turn require the Company to obtain additional financing.

YEAR 2000 COMPLIANCE

  Many existing computer systems use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Date critical functions relating to the Year 2000 and beyond may be adversely affected unless changes are made to existing systems. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly described as the year 2000 ("Y2K") issue.

  In July 1998 the Company initiated a Business Risk Analysis of OzEmail, OzEmail Interline and Access One in accordance with the methodology of an external consultant ("consultant") engaged by the Company. The purpose of the Business Risk Analysis is to raise awareness of the Y2K problem throughout the business; create an understanding of the nature and scope of the Y2K problem; develop an understanding of the risks; estimate a Y2K budget; develop contingency plans; and define the OzEmail Y2K project to address any Y2K problems identified during the assessment. The Company has engaged the consultant to assist in the preparation of the analysis which is currently scheduled for completion in December 1998.

  While the Y2K Business Risk Analysis has not yet been completed, the Company has identified certain critical areas for evaluation, including but not limited to, in-house developed applications, systems and programs; the Company's POPs which provide customers with connectivity to the Internet and the Company's internal networks. In addition, the Company has commenced testing for Y2K related problems in certain critical areas of its operations and expects such testing to continue through the first half of 1999.

  The Company has also established a Y2K Task Force consisting of management personnel from various areas of the Company's operations, in order to assess resources required in order to make the Company Y2K ready and manage the Y2K project. The Task Force meets on a regular basis and is commencing the process of checking the compliance status of applications, software and hardware and preparing a plan for Y2K analysis, testing and rectification, including assessing the preparedness of third party suppliers for the year 2000.

  The Company's ISP operations are, in part, dependent on the supply of communication link, routers, modems and other equipment, electricity and content, by a number of suppliers. The Company recently delivered a Y2K survey to all its major suppliers as a first step in assessing the readiness of such suppliers for the year 2000. The Company will also conduct limited internal testing with respect to systems provided by third parties. Upon completion of the survey of third party suppliers and risk assessments, the Company will consider the necessity of contingency plans and the costs associated with the failure of any supplier to be non Y2K compliant.

  Camtech and the Company's subsidiary responsible for its Western Australia ISP business have participated partially in the Business Risk Analysis, having identified resources that are required for them to perform their critical functions but have established internal task forces to take into account separate products offered in Western Australia and the separate network and billing system operated by Camtech. PowerUp, a 55% owned and controlled entity of OzEmail, has a separate Y2K Task Force which reports regularly to OzEmail.

  The Company's main customers are dial up residential users; dial up business customers; ISDN users connection and web hosting services. The Company does not have any significant exposure to any individual customer. However, the Company is conducting an assessment of the various software used by clients, such as browsers, for Y2K compliance. The Company hopes to assess the extent of customer communication and support strategies which may need to be implemented.

  The final stage of the Year 2000 Business Risk Analysis comprises the preparation of a plan for Y2K analysis and testing and rectification to address any Y2K problems identified. During 1998 and 1999, OzEmail will review its critical services and determine any feasible contingencies, if necessary, to reduce any exposure to Y2K related issues.

  The Business Risk Analysis is expected to result in a full budget for the Company's Y2K project and compliance costs. As of September 30, 1998, direct Y2K costs for the Company totaled approximately A$20,000, all of which are related to the Business Risk Analysis. The Company is currently estimating $450,000 in direct Y2K project management costs. This estimate does not include replacement costs, if any, for equipment. Such costs cannot be known until the Business Risk Analysis is completed. The Company expects to be Y2K ready by the end of June 1999.

  The failure to correct a material Y2K problem could result in, or a failure of, certain normal business activities or operations. At this time the Company cannot quantify the potential impact of these failures. The Business Risk Analysis, the Y2K Task Force and the development of contingency plans are being undertaken to address issues within the Company's control. There can be no assurance that the systems or services operated by third parties that interface with the Company's systems will achieve Y2K compliance in a timely manner or that the failure of such systems to achieve compliance will not have a material adverse effect on the Company. While the Company believes that its software, hardware and applications will be Y2K ready, there can be no assurance until the Year 2000 that all systems will function adequately.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will be required to adopt both statements for the year ended December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has adopted SFAS 130 for the purposes of these financial statements in this Form 6-K. The adoption of this standard did not have a significant impact on the Company's financial statements and related disclosures as net income and comprehensive income of the Company is not currently materially different. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131 for the year ending December 31, 1998.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This Statement of Position (SOP) provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires that computer software costs that are incurred in the preliminary project stage, as defined by the standard, should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) and certain other costs incurred when developing computer software for internal use should be capitalized. The Company has adopted this standard in the first quarter of 1998 the impact of which was not material.

  On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after January 1, 2000 for the Company. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. From time to time the Company has entered, and in the future, may enter into foreign currency contracts. It is the Company's stated policy not to enter into swaps, derivatives or other speculative securities for speculative purposes. The policy further requires Board approval for expenditures in excess of US$500,000 for hedging activities, and the approval of the Chief Financial Officer and either the President or Chief Executive Officer for expenditures that are less than US$500,000 but more than US$50,000. As of December 31, 1997 and September 30, 1998 there were no outstanding derivative instruments. As the future level of derivative instruments that the Company will enter into is unknown, the Company has not yet determined the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          OzEmail Limited

                                                      /s/ Ian McGregor
                                          By: _________________________________
                                                        IAN MCGREGOR
                                                  CHIEF FINANCIAL OFFICER
Date: November 6, 1998